[NAM TAI LOGO]                                                      NEWS RELEASE
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REPRESENTED BY PAN PACIFIC I.R. LTD.                      CONTACT: Lorne Waldman
1790 - 999 WEST HASTINGS STREET                                        President
VANCOUVER, BC, CANADA V6C 2W2                     E-MAIL: shareholder@namtai.com
TEL:(604) 669-7800 FAX: (604) 669-7816                       WEB: www.namtai.com
TOLL FREE TEL/FAX: 1-800-661-8831


                           NAM TAI ELECTRONICS, INC.
              New Monthly Sales Record of $63 Million in April 2005

VANCOUVER, CANADA -- May 9, 2005 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE) is pleased to announce that it has achieved a new monthly sales record of $63 million in April 2005. The previous single month sales record was $58.5 million in January 2005.

"Followed by the strong growth in the first quarter of 2005, it is very encouraging to see such remarkable growth as we enter the second quarter of 2005," said Mr. Joseph Li, Chief Executive Officer of Nam Tai. "In view of the continuous sales orders from existing customers and the positive feedback from our potential customers, we are confident that our growth momentum will continue, bringing strong returns to our shareholders. Our target growth rate for sales remains 30% to 35% for 2005."


About Nam Tai Electronics, Inc.
-------------------------------

We are an electronics manufacturing and design services provider to a select group of the world's leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and sub-assemblies, including LCD panels, LCD modules, RF modules, FPC sub-assemblies and image sensors modules. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators, digital camera accessories and Bluetooth TM wireless headset accessory for use with cellular phones.

Nam Tai has two Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited ("NTEEP") and J.I.C. Technology Company Limited ("JIC"). Interested investors may go to the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain the information. The stock code of NTEEP and JIC in The Stock Exchange of Hong Kong are 2633 and 987, respectively. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of the Company based solely on reliance of such information. The results of NTEEP and JIC only represent a part of the results of the Company and there are GAAP differences in the financial statements of NTEEP and JIC, when compared with the financial statements of the Company. Furthermore, different subsidiaries of the Company may have a different peak season during a year.



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